Exhibit 12.1

For Immediate Release

Editorial Contacts:

Joe Greenhalgh, Director, Investor Relations – USA (510) 713-4280

Kristen Onken, Sr. Vice President and Chief Financial Officer – USA (510) 713-4280

Garreth Hayes, Public Relations Manager – Europe +41-(0) 21-863-5111

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Reports Preliminary First Quarter Results

Response to Challenging Retail Environment Drives Gross Margin to 27-28 Percent

FREMONT, Calif. and ROMANEL-SUR-MORGES, Switzerland – July 8, 2003 – Logitech International (Switzerland: LOGN) (Nasdaq:LOGI) today announced that it expects to generate operating income of $7 million to $8 million for its first fiscal quarter, ended June 30, 2003. Logitech had previously indicated an operating income goal of approximately $14 million for the first quarter. The Company expects to report a gross margin of between 27 percent and 28 percent. Estimated revenues are $218 million, in line with stated targets.

This report of estimated results is based on preliminary information. Logitech plans to release its final quarterly financial results for the period ended June 30, 2003 on Tuesday, July 22, 2003.

During the latter part of the first quarter, Logitech addressed intensifying competition and a slow market in its retail business with significant pricing actions, building on the Company’s ongoing promotional initiatives. In addition, strong growth in Logitech’s OEM business resulted in a larger percentage of lower-margin OEM sales in the overall sales mix for the quarter. The notable growth in Logitech’s OEM business, an estimated increase of 30 percent over the first quarter of the prior year, has come from Logitech’s traditional PC customers as well as from OEM customers in the console industry.

Logitech plans to pursue its growth strategy and to continue to counter competitive pressures in its retail business. In particular, the Company has decided to increase its advertising and marketing to heighten brand preference and stimulate demand. Logitech also plans to introduce new, well-differentiated products that appeal to the Company’s large target audience.

“In the latter part of the quarter, we experienced greater-than-expected competition and weaker-than-expected market demand in many of our key markets,” said Guerrino De Luca, Logitech president and chief executive officer. “Our strategy has been to implement aggressive pricing actions to maintain growth. In addition, we plan to decisively address these two challenges with the fall introduction of highly differentiated, compelling products, supported by increased advertising and marketing. After leading retailers previewed our products for this coming holiday season, they expressed overwhelming approval for the new lineup.

“As we pursue this competitive strategy, our ability to reach our stated profitability targets for Fiscal Year 2004 – in spite of the first quarter shortfall in operating income and the planned

Logitech Q1 Preliminary Results

increase in marketing expenses – is dependent on the success of our marketing and product initiatives as well as on achieving our projected improvements in gross margins, driven by several cost-improvement initiatives.

“Our goals remain consistent – to maintain or increase market share in each of our core product areas, to affirm the value of our brand and to turn up the volume in our marketing. We have shown in the past that we have what it takes to fight and win in tough market conditions. I remain very confident in our long-term strategy and business model, in the strength of our team, and in our products. We will continue to take fast and aggressive action to deliver solid results despite the current market conditions.”

For the second fiscal quarter, ending September 30, 2003, Logitech expects revenue of $270 million to $280 million, with operating income of $15 million to $17 million and gross margin of approximately 30 percent.

To accommodate its European and U.S. investor base, Logitech will conduct two teleconferences to discuss these preliminary results:

European Teleconference	Wednesday, July 9, 2003 at 08:30 Central European Time/ Tuesday, July 8, 2003 at 11:30 p.m. PDT

U.S. Teleconference	Wednesday, July 9, 2003 at 9:00 a.m. PDT/ 18:00 Central European Time

In addition, a live webcast of each teleconference will be accessible at http://www.logitech.com. A replay of each teleconference will be made available on the Logitech Web site. Please visit the Web site at least 10 minutes early to register for the teleconference webcast.

About Logitech

Logitech designs, manufactures and markets personal interface products that enable people to effectively work, play, and communicate in the digital world. With corporate headquarters through its U.S. subsidiary in Fremont, California, and regional headquarters through local subsidiaries in Switzerland, Taiwan and Hong Kong, Logitech International is a Swiss public company traded in Switzerland on the Swiss Stock Exchange (LOGN) and in the U.S. on the Nasdaq National Market System (LOGI). The company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

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This press release contains forward-looking statements, including the statements regarding Logitech’s expected revenue, operating income and gross margin for the quarter ended June 30, 2003 and the quarter ending September 30, 2003 and the statements regarding growth and competitive strategies. These forward-looking statements involve risks and uncertainties. Logitech’s actual performance could differ materially from that anticipated in these forward-

Logitech Q1 Preliminary Results

looking statements due to factors that include the final review of the first quarter results and customary quarter-end accounting procedures, Logitech’s ability to heighten brand preference and stimulate demand for its products through increased advertising and marketing and the introduction of new products, our ability to successfully implement cost-reduction initiatives that improve gross margin, general economic and political conditions, the sales mix of our higher and lower margin products, an increase in the amount or frequency of price reductions and promotions in response to competitive factors, the timing of new product introductions by the Company and its competitors and their acceptance by the market, continued financial stability of our distributors, retailers and OEM customers, our ability to match production to demand and coordinate the worldwide manufacturing and distribution of our products in a timely and cost-effective manner, timely availability and pricing of products and components, the effect of fluctuations in exchange rates, as well as generally those additional factors set forth in our Annual Report on Form 20-F for the fiscal year ended March 31, 2003, and subsequent filings, available from the SEC’s Edgar database at www.sec.gov and upon request from Logitech by calling (510) 713-4220. Logitech does not undertake to update any forward-looking statements.

All trademarks are the property of their respective owners. For more information about Logitech and its products, visit the Company’s web site at www.logitech.com.